RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Avi Israel  and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.030 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 4, 2020 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 THROUGH 6 SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 4 AND 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

June 4, 2020

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 4:59 p.m. Eastern Standard Time on June 3, 2020.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.	COMPANY NUMBER

IN PERSON - You may vote your shares in person by attending the Annual Meeting.	ACCOUNT NUMBER

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today  via www.astfinancial.com to enjoy online access.

↓   Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.   ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR DIRECTOR AND PROPOSALS 2 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	To re-elect seven directors for terms expiring at the Company’s 2021 Annual General Meeting of Shareholders.
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposals 4 and 5.

	NOMINEES:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	YOSSI BEN SHALOM	☐	☐	☐	2.	To approve and ratify the terms of service of Mr. Yossi Ben Shalom, the Chairman of the Company’s Board of Directors.	☐	☐	☐

	NIR COHEN	☐	☐	☐			FOR	AGAINST	ABSTAIN
					3.	To approve the terms of engagement of Mr. Joseph Weiss, a member of the Company’s Board of Directors, as a business development consultant to the Company.	☐	☐	☐
	KINERET YA'ARI	☐	☐	☐

	JOSEPH WEISS	☐	☐	☐			FOR	AGAINST	ABSTAIN
					4.	To approve the amendment of the terms of employment of Mr. Dov Sella, the Company’s Chief Executive Officer.	☐	☐	☐
	ALON DUMANIS	☐	☐	☐
							YES	NO
	GUY ZUR	☐	☐	☐		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 4 as such terms are explained in the proxy statement?	☐	☐

	HAIM REGEV	☐	☐	☐
							FOR	AGAINST	ABSTAIN
					5.	To approve an amendment to the Company’s compensation policy with respect to the maximum premium payable in connection with the Company’s Directors & Officers Liability Insurance.	☐	☐	☐
							YES	NO
						Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 5 as such terms are explained in the proxy statement?	☐	☐
							FOR	AGAINST	ABSTAIN
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accountants  for the year ending December 31, 2020   and to authorize the Company’s Board of Directors to determine their compensation based on the recommendation of Company’s Audit Committee.
							☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear  on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

June 4, 2020

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓   Please detach along perforated line and mail in the envelope provided.   ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR DIRECTOR AND PROPOSALS 2 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	To re-elect seven directors for terms expiring at the Company’s 2021 Annual General Meeting of Shareholders.
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposals 4 and 5.

	NOMINEES:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	YOSSI BEN SHALOM	☐	☐	☐	2.	To approve and ratify the terms of service of Mr. Yossi Ben Shalom, the Chairman of the Company’s Board of Directors.	☐	☐	☐

	NIR COHEN	☐	☐	☐			FOR	AGAINST	ABSTAIN
					3.	To approve the terms of engagement of Mr. Joseph Weiss, a member of the Company’s Board of Directors, as a business development consultant to the Company.	☐	☐	☐
	KINERET YA'ARI	☐	☐	☐

	JOSEPH WEISS	☐	☐	☐			FOR	AGAINST	ABSTAIN
					4.	To approve the amendment of the terms of employment of Mr. Dov Sella, the Company’s Chief Executive Officer.	☐	☐	☐
	ALON DUMANIS	☐	☐	☐
							YES	NO
	GUY ZUR	☐	☐	☐		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 4 as such terms are explained in the proxy statement?	☐	☐

	HAIM REGEV	☐	☐	☐
							FOR	AGAINST	ABSTAIN
					5.	To approve an amendment to the Company’s compensation policy with respect to the maximum premium payable in connection with the Company’s Directors & Officers Liability Insurance.	☐	☐	☐
							YES	NO
						Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 5 as such terms are explained in the proxy statement?	☐	☐
							FOR	AGAINST	ABSTAIN
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accountants  for the year ending December 31, 2020   and to authorize the Company’s Board of Directors to determine their compensation based on the recommendation of Company’s Audit Committee.
							☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each  holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.